

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Larry Pino
Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
99 S. New York Ave.
Winter Park, FL 32789

> **Re: Tuscan Gardens Senior Living Communities, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 15, 2021**
> **File No. 024-11706**

Dear Mr. Pino:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed December 15, 2021

General

1. We note your response to prior comment 1, and your disclosure that the offering will continue until December 31, 2024 and may be extended. Note that under Rule 251(d)(3)(i)(F), securities may be offered in an amount that at the time of qualification is reasonably expected to be offered and sold within two years, even though the offering statement may be used for up to three years if it meets the conditions of the rule. As currently drafted, your offering is expected to continue for three years. Please revise your disclosure to reflect an offering that you reasonably expect to offer and sell within two years, consistent with the rule.

<u>Management's Analysis of Financial Condition and Results of Operations, page 48</u>

2.   We note your revised disclosure in response to comments 4 and 6. We note your disclosure that NOI/EBITDA is calculated in accordance with GAAP, that NOI is used as a proxy for the generation of free cash flow and that it is synonymous to EBITDA under GAAP. Please note that the measures NOI, EBITDA and Free Cash Flow are all distinct non-GAAP measures of operating performance or liquidity. Please revise your disclosure to clarify that the measure you have presented, Net Operating Income, is a non-GAAP measure and provide a reconciliation from Net Operating Income to Net Income calculated in accordance with GAAP.

<u>Part III - Exhibits, page 85</u>

3.   Please have your auditor revise their consent to include the use of their audit reports related to the financial statements of the project Opcos and Propcos.

<u>Financial Statements, page F-1</u>

4.   We note your response to comment 10. Please confirm that the financial statements of the Holdcos would not contain any material information other than what is contained within the separate financial statements of the Opcos and the Propcos. Additionally, please revise your disclosure under "Financial Reporting Considerations" on page 38 and in your MD&A on page 48 to clarify, if true, that Tuscan Gardens Senior Living Communities, Inc. has an interest in the consolidated Holdcos, not individual Propcos and Opcos. As such, investors should consider the combined information for each project Propco and Opco net of any related party transactions that would eliminate in consolidation (e.g. income earned or rental expense incurred as a result of the lease between Propco and Opco).

5.   Please revise the Statements of Operations for each of the Opcos and each of the Propcos to separately disclose revenues and expenses from related parties on the face of the financial statement, and to label these amounts as such.

      You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Real Estate & Construction

cc: Laurence J. Pino